

October 23, 2024

Michael Welch
Chief Financial Officer
Asbury Automotive Group Inc.
2905 Premiere Parkway NW
Suite 300
Duluth, GA 30097

     Re: Asbury Automotive Group Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-31262

Dear Michael Welch:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services